EXHIBIT 99.1

Alpha and Omega Semiconductor Announces Financial Results for the Third Quarter of Fiscal Year 2011

SUNNYVALE, Calif., April 26, 2011 (GLOBE NEWSWIRE) -- Alpha and Omega Semiconductor Limited ("AOS") (Nasdaq:AOSL), a designer, developer and global supplier of a broad range of power semiconductors, today announced financial results that are prepared in accordance with International Financial Reporting Standards ("IFRS") for the fiscal third quarter ended March 31, 2011.

The results for the fiscal third quarter ended March 31, 2011 are as follows:

  Revenue was $91.1 million, a sequential increase of 8.4% from $84.0 million for the prior quarter, and an increase of 17.3% from $77.7 million for the same quarter in the prior fiscal year.

  Gross margin was 30.8%, compared to 28.6% for the prior quarter and 26.8% for the same quarter in the prior fiscal year.

  Operating expenses was $17.2 million, compared to $15.7 million for the prior quarter and $11.5 million for the same quarter in the prior fiscal year.

  Operating profit was $10.9 million, compared to $8.3 million for the prior quarter and $9.3 million for the same quarter in the prior fiscal year.

  Net profit was $10.0 million, or $0.39 per diluted share, compared to $9.9 million, or $0.41 per diluted share, for the prior quarter and $9.6 million, or $0.47 per diluted share, for the same quarter in the prior fiscal year.

  Net profit on a non-IFRS basis, or non-GAAP net profit, was $11.5 million, or $0.44 per diluted share, compared to $10.2 million, or $0.42 per diluted share, for the prior quarter and $10.3 million, or $0.50 per diluted share, for the same quarter in the prior fiscal year. Non-GAAP net profit excluded share-based compensation expenses of $1.4 million, $1.3 million and $0.7 million for this quarter, the prior quarter and the same quarter in the prior fiscal year, respectively. In addition, our non-GAAP net profit for the prior quarter excluded $1.0 million one-time gain on equity interest arising from our APM acquisition. A reconciliation of this non-GAAP financial measure to the net profit is set forth in the attached schedule.

"We are very pleased with this quarter's results that marked record high in revenue, gross margin and net profit. These accomplishments reflect the successful execution of our business model of growth with profitability," said Dr. Mike Chang, Chief Executive Officer and Chairman of AOS. "During the quarter, we launched our high-voltage MOSFET product line with the introduction of AlphaMOS technology platform, while continued to add new low-voltage MOSFET and PowerIC products. We expect revenue from the high-voltage product line to ramp up slowly as we gradually gain design wins, and we anticipate this new product line will start contributing meaningfully to our revenue beginning late calendar year 2012. In addition, as we strive to become a total power solution provider, we intend to invest in research and development in accordance to our strategic roadmap, which we believe will further strengthen and diversify our product offerings and drive future growth."

Business Outlook

The following statements are based upon management's current expectations. These statements are forward-looking, and actual results may differ materially. AOS undertakes no obligation to update these statements.

Revenue for the quarter ending June 30, 2011 is expected to be in the range of $95 million to $100 million. Gross margin is expected to be in the range of 29.5% to 31.5%, with operating profit expected to be in the range of 10.5% to 11.5%, which includes an estimated $1.5 million of share-based compensation expense.

As disclosed previously, we will be required to report our financial statements under the U.S. GAAP and file our annual report for fiscal year ending June 30, 2011 on a Form 10-K, as well as to comply with additional SEC reporting obligations as a U.S. issuer beginning on July 1, 2011. Accordingly, we expect to incur incremental general and administrative expenses in the upcoming two quarters, including costs associated with converting our existing financial statements under IFRS to the U.S. GAAP financial statements.

Conference Call and Webcast

AOS plans to conduct an investor teleconference and live webcast to discuss the financial results for the third quarter of fiscal year 2011 today, April 26, 2011 at 2:00 p.m. PDT / 5:00 p.m. EDT. To participate in the live call, analysts and investors should dial 877-312-8797 (or 253-237-1194 if outside the U.S.). To access the live webcast and the subsequent replay of the conference call, which will be available for seven days after the live call, go to the "Events & Presentations" section of the company's investor relations website, http://investor.aosmd.com.

Forward Looking Statements

This press release contains forward-looking statements that are based on current expectations, estimates, forecasts and projections of future performance based on management's judgment, beliefs, current trends, and anticipated product performance. These forward-looking statements include, without limitation, projected amount of revenues, gross margin, and operating profit, expectation with respect to investment in research and development, expectation with respect to high-voltage product lines, and other statements under the section entitled "Business Outlook". Forward looking statements involve risks and uncertainties that may cause actual results to differ materially from those contained in the forward-looking statements. These factors include, but are not limited to, our ability to introduce or develop new and enhanced products that achieve market acceptance; the actual product performance in volume production; the quality and reliability of our product, our ability to achieve design wins, the general business and economic conditions, our ability to identify and consummate strategic transactions; the state of semiconductor industry and seasonality of our markets, and other risks as described in our SEC filings, including our annual report on Form 20-F and interim financial reports on Forms 6-K. Other unknown or unpredictable factors or underlying assumptions subsequently proving to be incorrect could cause actual results to differ materially from those in the forward-looking statements. Although we believe that the expectations reflected in the forward looking statements are reasonable, it cannot guarantee future results, level of activity, performance, or achievements. You should not place undue reliance on these forward-looking statements. All information provided in this press release is as of today's date, unless otherwise stated, and AOS undertakes no duty to update such information, except as required under applicable law.

Use of Non-GAAP Financial Measures

To supplement our unaudited consolidated financial statements presented on a basis consistent with IFRS, we disclose certain non-IFRS, or non-GAAP, financial measures, including non-GAAP net profit and earnings per share. These supplemental measures exclude share-based compensation expenses that are non-cash charges and a one-time gain on equity interest arising from our APM acquisition. We believe that non-GAAP financial measures can provide useful information to both management and investors by excluding certain non-cash expenses that are not indicative of our core operating results. In addition, our management uses non-GAAP measures to compare our performance relative to forecasts and to benchmark our performance externally against competitors. Our use of non-GAAP financial measures has certain limitations in that the non-GAAP financial measures we use may not be directly comparable to those reported by other companies. For example, the term used in this press release, non-GAAP net profit, does not have a standardized meaning. Other companies may use the same or similarly named measures, but exclude different items, which may not provide investors with a comparable view of our performance in relation to other companies. We seek to compensate for this limitation by providing a detailed reconciliation of the non-GAAP financial measures to the most directly comparable IFRS measures in the tables attached to this press release.  Investors are encouraged to review the related IFRS financial measures and the reconciliation of these non-GAAP financial measures to their most directly comparable IFRS financial measure.

About Alpha and Omega Semiconductor

Alpha and Omega Semiconductor Limited, or AOS, is a designer, developer and global supplier of a broad range of power semiconductors, including a wide portfolio of Power MOSFET and Power IC products. AOS seeks to differentiate itself by integrating its expertise in device physics, process technology, design and advanced packaging to optimize product performance and cost, and its product portfolio is designed to meet the ever increasing power efficiency requirements in high volume applications, including portable computers, smart phones, flat panel TVs, battery packs, portable media players, UPS, motor control and power supplies. For more information, please visit http://www.aosmd.com.

For investor relations, please contact Hao Guan at investors@aosmd.com.

The following consolidated financial statements are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Boards.

Alpha and Omega Semiconductor Limited
Consolidated Balance Sheets
IFRS
(in thousands)
(unaudited)
	March 31,	June 30,
	2011	2010
ASSETS
Noncurrent assets:
Property, plant and equipment	$ 115,896	$ 44,163
Intangible assets	4,069	3,820
Investment in an associate	--	25,693
Deferred income tax assets	10,866	2,296
Other noncurrent assets	5,474	458
Total noncurrent assets	136,305	76,430

Current assets:
Inventories	53,652	28,315
Trade receivables	39,647	30,639
Other current assets	3,898	3,075
Restricted cash	79	707
Cash and cash equivalents	112,253	119,001
Total current assets	209,529	181,737

Total assets	$ 345,834	$ 258,167

EQUITY
Capital and reserves
Common shares	$ 49	$ 44
Share premium	129,512	103,803
Other reserves	22,537	17,946
Retained earnings	96,453	67,603
Total equity	248,551	189,396

LIABILITIES
Noncurrent liabilities:
Deferred income tax liabilities	35	25
Deferred rent	901	670
Finance lease	130	436
Total noncurrent liabilities	1,066	1,131

Current liabilities:
Trade and other payables	73,421	47,584
Current income tax liabilities	6,522	3,917
Borrowings	13,245	3,680
Trade and other payable to an associate	--	10,100
Finance lease	449	571
Provisions	2,580	1,788
Total current liabilities	96,217	67,640

Total liabilities	97,283	68,771

Total equity and liabilities	$ 345,834	$ 258,167

Alpha and Omega Semiconductor Limited
Consolidated Statements of Income
IFRS
(in thousands, except per share amounts)
(unaudited)	Three Months Ended			Nine Months Ended
	March 31,	December 31,	March 31,	March 31,
	2011	2010	2010	2011	2010

Revenue	$ 91,074	$ 83,982	$ 77,672	$ 264,473	$ 216,371
Cost of goods sold	63,029	59,961	56,845	188,159	158,730
Gross profit	28,045	24,021	20,827	76,314	57,641

Operating expenses:
Research and development	7,609	6,638	5,447	20,541	15,040
Selling, general and administrative	9,556	9,078	6,093	27,892	17,597
Total operating expenses	17,165	15,716	11,540	48,433	32,637
Operating profit	10,880	8,305	9,287	27,881	25,004

Finance income (costs), net	(18)	(10)	(20)	(46)	(132)

Gain on equity interest	--	998	--	998	--
Share of profit of an associate	--	1,161	815	1,984	4,914
Profit before income tax	10,862	10,454	10,082	30,817	29,786

Income tax expenses	839	522	494	1,967	1,140

Net profit	$ 10,023	$ 9,932	$ 9,588	$ 28,850	$ 28,646

Earnings per share
Basic per share	$ 0.41	$ 0.43	$ 1.20	$ 1.25	$ 3.60
Diluted per share	$ 0.39	$ 0.41	$ 0.47	$ 1.17	$ 1.42

Weighted-average number of shares used in computing earnings per share
Basic shares	24,372	22,977	7,970	23,155	7,949
Diluted shares	25,887	24,425	20,601	24,673	20,180

Alpha and Omega Semiconductor Limited
Reconciliation of Net Profit to non-GAAP Net Profit
(in thousands, except per share amounts)
(unaudited)
	Three Months Ended			Nine Months Ended
	March 31,	December 31,	March 31,	March 31,
	2011	2010	2010	2011	2010

IFRS net profit	$ 10,023	$ 9,932	$ 9,588	$ 28,850	$ 28,646

Share-based compensation:
Cost of goods sold	126	138	81	399	133
Research and development	420	359	193	1,202	596
Selling, general and administrative	897	771	400	2,750	1,169
Total share-based compensation	1,443	1,268	674	4,351	1,898

One-time item:
Gain on equity interest	--	(998)	--	(998)	--
Non-GAAP net profit	$ 11,466	$ 10,202	$ 10,262	$ 32,203	$ 30,544

Non-GAAP diluted EPS	$ 0.44	$ 0.42	$ 0.50	$ 1.31	$ 1.51

Weighted-average number of shares used in computing non-GAAP earnings per share
Diluted shares	25,887	24,425	20,601	24,673	20,180
CONTACT: Hao Guan
         investors@aosmd.com